Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Income (loss) from continuing operations
before taxes	$1,234	$(521)	$(137)	$1,675	$1,631
Sub-total of fixed charges	307	292	303	325	242
Sub-total of adjusted income (loss)	1,541	(229)	166	2,000	1,873
Interest on annuities and financial products	2,496	2,512	2,532	2,519	2,260
Adjusted income (loss) base	$4,037	$2,283	$2,698	$4,519	$4,133
Fixed Charges
Interest and debt expense (1)	$286	$261	$281	$284	$223
Interest expense related to uncertain tax
positions	7	13	2	21	-
Portion of rent expense representing interest	14	18	20	20	19
Sub-total of fixed charges excluding
interest on annuities and financial
products	307	292	303	325	242
Interest on annuities and financial products	2,496	2,512	2,532	2,519	2,260
Total fixed charges	$2,803	$2,804	$2,835	$2,844	$2,502

Ratio of sub-total of adjusted income (loss)
to sub-total of fixed charges excluding
interest on annuities and financial
products (2)	5.02	NM	NM	6.15	7.74
Ratio of adjusted income (loss) base to
total fixed charges (2)	1.44	NM	NM	1.59	1.65

(1)	Interest and debt expense excludes a $5 million loss, $64 million gain and $5 million gain related to the early retirement of debt in 2010, 2009 and 2006, respectively.
(2)
The ratios of earnings to fixed charges for the years ended December 31, 2009 and 2008, indicated a less than one-to-one coverage and are therefore not presented.  Additional earnings of $521 million and $137 million would have been required for the years ended December 31, 2009 and 2008, respectively, to achieve ratios of one-to-one coverage.